SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. 7)*
Under the Securities Exchange Act of 1934
PACIFIC AIRPORT GROUP

(Name of Issuer)
GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.

(Exact Name of Issuer as Specified in its Charter)
SERIES B SHARES

(Title of Class of Securities)
400506101

(CUSIP Number)
Daniel Muñiz Quintanilla
Chief Financial Officer of Grupo México, S.A.B. de C.V.
Attorney-in-Fact of Infraestructura y Transportes México, S.A. de C.V.
Grupo México, S.A.B. de C.V.
Campos Elíseos No. 400
Colonia Lomas de Chapultepec
México City, México 11000
011-5255-1103-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 24, 2011

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	400506101

1	NAMES OF REPORTING PERSONS Grupo México, S.A.B. de C.V. I.R.S. Identification Nos. of above persons (entities only) 13-1808503

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Mexico

	7	SOLE VOTING POWER

NUMBER OF		56,000,000 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		37,047,260 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		56,000,000 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

37,047,260 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

93,047,260 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	400506101

1	NAMES OF REPORTING PERSONS Infraestructura y Transportes México, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Mexico

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		37,047,260 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

37,047,260 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,047,260 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

     This Amendment No. 7 is being filed by Grupo México, S.A.B. de C.V. (“Grupo México”) and Infraestructura y Transportes México, S.A. de C.V., Grupo México’s 75.0%-owned subsidiary (“ITM” and together with Grupo México, the “Reporting Persons”), with respect to the Series B Shares, without par value (the “Shares”), of Pacific Airport Group (the “Issuer”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on July 9, 2010, as further amended July 12, 2010, July 13, 2010, August 13, 2010, August 25, 2010, September 22, 2010 and October 12, 2010 (collectively with this Amendment No. 7, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended and supplemented by adding the following:
     The source for the approximately $15,877,998.58 (reflects conversion into U.S. dollars based upon the peso / dollar exchange ratio at close on the applicable dates of purchase (as reported by Bloomberg L.P.)) used for the acquisition of the Shares and the ADSs as reported in Item 5 below was working capital of ITM.
Item 4. Purpose of Transaction
     The last two sentences of Item 5 (a, b) are incorporated by reference into this Item 4.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and supplemented by adding the following:
     (a, b) Since and including October 12, 2010, ITM has acquired 6,510,360 Shares, as described in Item 5(c) below. As of the date hereof, Grupo México beneficially owns a total of 93,047,260 Shares, consisting of 56,000,000 Shares that Grupo México owns directly, and 37,047,260 Shares held by ITM. (References to “Shares” in this Item 5 include the Shares evidenced by ADSs beneficially owned by Grupo México). As of the date hereof, ITM beneficially owns a total of 37,047,260 Shares. The Shares directly owned by Grupo México and ITM represent approximately 11.7% and 7.7%, respectively, or 19.5% in the aggregate, of the total outstanding Shares, based on a total of 476,850,000 Shares outstanding as of December 31, 2009, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2009. Grupo México has the sole power to vote or direct the vote of the 56,000,000 Shares that it owns directly, and has shared power to vote or direct the vote of the 37,047,260 Shares held by ITM. ITM does not have the sole power to vote or direct the vote of any of the 37,047,260 Shares that it owns directly, and has shared power to vote or direct the vote of such Shares. Grupo México has the sole power to dispose or direct the disposition of the 56,000,000 Shares that it owns directly, and has shared power to dispose or direct the disposition of the 37,047,260 Shares held by ITM. ITM does not have the sole power to dispose or direct the disposition of any of the 37,047,260 Shares that it owns directly, and has shared power to dispose or direct the disposition of such Shares. Grupo México’s beneficial ownership of 93,047,260 Shares represents 16.6% of the total outstanding Issuer Equity Shares, based on a total of 561,000,000 Issuer Equity Shares outstanding as of December 31, 2009, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2009. The bylaws of the Issuer provide that no holder of Shares may hold in excess of 10.0% of the total outstanding Issuer Equity Shares, or exercise voting rights with respect to such excess Shares. As a result of such provision, Grupo México may be required to dispose in the open market of 36,947,260 of its Shares in order to reduce its beneficial ownership of Issuer Equity Shares to 10.0% of the outstanding Issuer Equity Shares, and it does not have the ability to exercise voting rights with respect to such number of Shares. As previously reported, representatives of the Issuer asked Grupo México and ITM to dispose of Shares in order to reduce Grupo México’s beneficial ownership of Issuer Equity Shares to 10.0% of the total outstanding Issuer Equity Shares. Grupo México and ITM have filed a claim with the relevant Court in Mexico seeking, among other things, that the Court determine that such provisions of the Issuer’s bylaws are invalid under applicable Mexican law.
     (c) The table below sets forth the transactions in Shares since and including October 12, 2010 by the Reporting Persons. Except as otherwise indicated in the table below, all such transactions were open market purchases by ITM of Shares on the Mexican Stock Exchange in Mexican pesos. The amounts reported in the “Weighted Average Price Per Share” column below reflect a weighted average price for the Shares purchased or sold on the particular day. Certain Shares were purchased in multiple transactions on one day, each at a price within the range of prices set forth in the “Range of Prices” column below. The Reporting Persons undertake to provide to the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased or sold, as applicable, within the range of prices set forth below.

			Daily
	Number of		Weighted Average		Daily
Date of	Shares		Price Per Share		Range of Prices
Transaction	Purchased		(U.S.$)*		(U.S.$)*
10/12/2010	28,500		3.52	**	3.52	**
10/12/2010	300,000	***	3.50		3.48-3.51
10/13/2010	100,000	***	3.63		3.60-3.64
10/14/2010	100,000	***	3.58		3.56-3.60
10/15/2010	160,000	***	3.54		3.50-3.59
10/18/2010	125,000	***	3.57		3.55-3.59
10/19/2010	200,000	***	3.54		3.51-3.57
12/9/2010	30,000		3.88	**	3.86-3.89	**
12/9/2010	21,000	***	3.88		3.88-3.89
12/10/2010	81,300		3.91	**	3.89-3.93	**
12/13/2010	30,000		3.95	**	3.93-3.95	**
12/13/2010	25,000	***	3.97		3.96-3.97
12/14/2010	135,000		3.91	**	3.87-3.96	**
12/15/2010	713,000		3.85	**	3.84-3.86	**
12/15/2010	110,000	***	3.85		3.84-3.87
12/16/2010	274,200		3.92	**	3.87-3.93	**
12/16/2010	27,000	***	3.91		3.90-3.92
12/17/2010	94,600		3.94	**	3.92-3.95	**
12/17/2010	26,000	***	3.93		3.91-3.95
12/20/2010	35,300		3.95	**	3.93-3.97	**
12/21/2010	70,000	***	3.98		3.97-3.99
12/22/2010	40,000	***	4.01		3.98-4.03
12/23/2010	35,000	***	4.03		4.00-4.04
12/24/2010	800		4.04	**	4.01-4.04	**
12/27/2010	30,000	***	4.03		4.02-4.03
12/28/2010	38,000	***	4.07		4.03-4.10
12/29/2010	50,000	***	4.10		4.09-4.12
12/30/2010	50,000	***	4.07		4.05-4.12
12/31/2010	37,000	***	4.08		4.07-4.10
1/3/2011	46,000	***	4.10		4.08-4.12
1/4/2011	65,000		4.13	**	4.12-4.14	**
1/4/2011	41,000	***	4.13		4.11-4.13
1/5/2011	55,600		4.18	**	4.14-4.22	**
1/5/2011	269,000	***	4.20		4.03-4.22
1/6/2011	92,000	***	4.15		4.12-4.21

			Daily
	Number of		Weighted Average	Daily
Date of	Shares		Price Per Share	Range of Prices
Transaction	Purchased		(U.S.$)*	(U.S.$)*
1/7/2011	128,960	***	4.12	4.08-4.15
1/10/2011	200,000	***	4.07	4.05-4.11
1/11/2011	83,000	***	4.15	4.05-4.18
1/12/2011	90,000	***	4.11	4.04-4.18
1/13/2011	290,000	***	4.00	3.97-4.03
1/14/2011	55,000	***	4.03	4.00-4.06
1/17/2011	5,000		4.07 **	4.05-4.09 **
1/18/2011	150,000	***	4.02	3.97-4.05
1/19/2011	50,000	***	4.04	4.03-4.07
1/20/2011	68,000	***	4.04	4.00-4.07
1/21/2011	83,230	***	4.02	3.97-4.10
1/24/2011	160,000	***	4.00	3.98-4.02
1/25/2011	335,500		3.97 **	3.96-3.98 **
1/25/2011	1,276,370	***	3.97	3.95-4.01

*	Prices do not include broker commissions.

**	Reported prices reflect conversion into U.S. dollars based upon the peso/dollar exchange ratio at close for such date (as reported by Bloomberg L.P.).

***	Open market purchases of ADSs on the NYSE in U.S. dollars.

SIGNATURE
     After reasonable inquiry and to the best their knowledge and belief, each of the undersigned certifies that the information set forth herein is true, complete and correct.
Dated as of: January 25, 2011

GRUPO MÉXICO, S.A.B. DE C.V.
By:	/s/ Daniel Muñiz Quintanilla
	Name:	Daniel Muñiz Quintanilla
	Title:	Chief Financial Officer

INFRAESTRUCTURA Y TRANSPORTES MÉXICO, S.A. DE C.V.
By:	/s/ Daniel Muñiz Quintanilla
	Name:	Daniel Muñiz Quintanilla
	Title:	Attorney-in-Fact